Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 31, 2022

FAIRFAX ANNOUNCES SUCCESSFUL COMPLETION OF SALE OF
GLOBAL PET INSURANCE OPERATIONS TO INDEPENDENCE PET GROUP

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces the successful completion of the previously announced sale of all of its interests in the Crum & Forster Pet Insurance Group™ and Pethealth Inc. to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company, for a purchase price of US$1.4 billion in the form of US$1.15 billion cash and US$250 million in seller notes.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946